Filed by Hertz Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:
Dollar Thrifty Automotive Group, Inc.
Exchange Act File No. 001-13647

ADDITIONAL INFORMATION

Hertz Global Holdings, Inc. (“Hertz”) has filed a Registration Statement on Form S-4 and  will file a Tender Offer Statement on Schedule TO (collectively, with the accompanying Letter of Transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed offer (the “Exchange Offer”) by HDTMS, Inc., a wholly owned subsidiary of Hertz, to exchange each issued and outstanding share of common stock of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) for $57.60 in cash and 0.8546 shares of Hertz common stock. The Exchange Offer has not yet formally commenced. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Dollar Thrifty common stock, nor is it a substitute for the Exchange Offer Documents. The Exchange Offer will be made only through the Exchange Offer Documents.

Security holders and investors may obtain, when available, any of the foregoing documents, including the Exchange Offer Documents, for free by visiting EDGAR on the SEC website at www.sec.gov.  The Exchange Offer Documents will also be available free of charge from Hertz following commencement of the Exchange Offer. SECURITY HOLDERS AND INVESTORS OF HERTZ AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements. These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) Hertz may be unable to obtain regulatory approvals required for the exchange offer or may be required to accept conditions that could reduce the anticipated benefits of the exchange offer as a condition to obtaining regulatory approvals; (2) Dollar Thrifty stockholders may not tender a sufficient number of shares into the exchange offer or Hertz may otherwise be unable to consummate the exchange offer; (3) the length of time necessary to consummate the exchange offer may be longer than anticipated; (4) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty and Hertz may not realize the anticipated synergies and other benefits following the exchange offer; (5) the exchange offer may involve unexpected costs; (6) the Hertz and Dollar Thrifty businesses may suffer as a result of uncertainty surrounding the exchange offer; and (7) Hertz and/or Dollar Thrifty may be adversely affected by the other risks described in the SEC reports of Hertz and Dollar Thrifty. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz. Hertz assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

*  *  *

On May 9, 2011, Hertz hosted a conference call at 8:30 a.m. EDT with analysts, investors and other interested parties concerning the proposed acquisition of Dollar Thrifty by Hertz.  A transcription of the conference call follows.

CORPORATE PARTICIPANTS

Leslie Hunziker
HERTZ CORP - VP IR

Mark Frissora
HERTZ CORP - Chairman, CEO

Elyse Douglas
HERTZ CORP - CFO

CONFERENCE CALL PARTICIPANTS

Rich Kwas
Wells Fargo Securities - Analyst

Chris Agnew
MKM Partners - Analyst

Emily Shanks
Barclays Capital - Analyst

John Healy
Northcoast Research - Analyst

Bill Kavaler
Oscar Gruss & Son - Analyst

Sam Savah
JPMorgan - Analyst

Sachin Shah
CapStone Global Markets - Analyst

Lin Yang
United First Partners - Analyst

Vlad Shteynberg
Realm Partners - Analyst

Tony Rainer
Cantor Fitzgerald - Analyst

Dennis Hong
Altimeter Capital - Analyst

William Popper
ICAP - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the Hertz update conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session; instructions will be given at that time. (Operator Instructions) As a reminder, this conference is being recorded. I would now like to turn the conference over to Leslie Hunziker. Please go ahead.

Leslie Hunziker - HERTZ CORP - VP IR

Good morning, everyone, and thanks for joining us today. We will be using a slide presentation during the call, which is available on Hertz's website. At the conclusion of our prepared remarks, we'll open the call for Q&A regarding the exchange offer. But first I'll start with a few required legal statements.

Today, Hertz has filed a Registration Statement on form S-4, and will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission in connection with the proposed offer by HDTMS Inc, a wholly-owned subsidiary of Hertz, to exchange each issued and outstanding share of common stock of Dollar Thrifty Automotive Group, Inc for $72, consisting of $57.60 in cash and 0.8546 shares of Hertz common stock. This is based on Hertz's closing stock price on May 6.

The exchange offer has not yet formally commenced. This call is for informational purposes only and does not constitute an offer to exchange or a solicitation of an offer to exchange shares of Dollar Thrifty common stock, nor is it a substitute for the Registration Statement and Schedule TO. The exchange offer will be made only through these documents.

Security holders and investors may obtain, when available, any of the foregoing documents, including the Registration Statement and Schedule TO for free by visiting EDGAR on the SEC website at www.SEC.gov. In addition, any of the foregoing documents will also be available free of charge from Hertz following commencement of the exchange offer. Security holders and investors of Hertz and Dollar Thrifty are urged to read any such documents carefully in their entirety when they become available before making any investment decisions, because they will contain important information.

Certain statements made today will constitute forward-looking statements. These statements are based on the current expectations and beliefs of Hertz, and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those described in the forward-looking statement. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Slide 3 lists some of these risks, uncertainties, and assumptions. For examples of other such risks, uncertainties, and assumptions, please see the FTC reports of Hertz and Dollar Thrifty. Hertz assumes no obligation and expressly disclaims any duty to update the information provided on today's call, except as required by law.

With that, I'll turn the call over to Mark Frissora, Hertz's Chairman and CEO.

Mark Frissora - HERTZ CORP - Chairman, CEO

Thanks, Leslie, and good morning, everyone. Thank you for joining us. I'll start with a brief overview of our announcement today before walking through the presentation and taking your questions. We have today announced that we are re-engaging to pursue a transaction with Dollar Thrifty. We believe our proposal represents a compelling opportunity for Dollar Thrifty shareholders in terms of both value and deal certainty. Moreover, it puts us in position to close a deal with Dollar Thrifty on an accelerated basis, delivering value to Dollar Thrifty shareholders as quickly as possible.

With that said, let's go to the specifics of the deal terms and structure outlined on slide 4. We are offering Dollar Thrifty shareholders $72 per share in a mix of 80% cash and 20% Hertz stock, based on Hertz closing stock price on May 6, 2011. By any measure, this offers DTG shareholders significant value. It represents a 26% premium to DTG's 90-day average share price, and 18% premium to DTG's 60-day average share price, and a 7.6 times multiple of DTG's LTM EBITDA. It also represents a 24% premium to the entirely hypothetical price Avis announced over 7 months ago. These are substantial premiums, especially after taking into account the large take-over speculation premium already included in DTG's current stock price.

We are serious about completing a deal, and our goal is to close this deal as quickly as possible, since speed is clearly in the best interest of both companies. That is why we have made an exchange offer. This structure offers us the fastest path to closing. We are now in a position to pursue our immediate goal of obtaining FTC clearance. We don't want to get out in front of the FTC, but we are aiming to close before the end of the third quarter.

Turning to slide 5, our proposal offers immediate and superior value, as well as deal certainty to DTG's shareholders. If you look at the concrete offer we have made today versus the entirely hypothetical one Avis made over 7 months ago, it is not hard to see which of us is in the more credible position.

Looking at Hertz, we are offering DTG shareholders a superior proposal both in terms of premium and deal certainty. Moreover, we have begun discussions with the FTC, and are confident we will be able to obtain FTC clearance on an accelerated basis. We're willing to divest our Advantage brand and related assets, and have already made substantial progress in that regard.

In contrast, Avis has never put its money where its mouth is, in terms of making a concrete offer for DTG. Avis seems unable or unwilling to obtain FTC clearance, having now spent an entire year in the FTC with nothing to show for its efforts except legal fees and missed deadlines.

Slide 6 lays out some of the strategic benefits and synergies of the proposed acquisition. The combination of Hertz and Dollar Thrifty would create a global multi-brand rental car leader offering customers a full range of rental options through its market-leading brands. This combined Company would be able to compete even more effectively and efficiently against other multi-brand car rental companies, while allowing Hertz to aggressively pursue mid-tier value and premium segments with dedicated brands. Moreover, we have identified a number of meaningful cost synergies, primarily in fleet, IT systems, and procurement.

Turning to slide 7, I'm not going to spend too much time on this next slide, but I thought it was helpful to show just how complementary Hertz and Dollar Thrifty are, and why a combination of our 2 Companies is so compelling. Slide 8 shows the increased scale of the combined Company with total revenues of $9.1 billion, gross EBITDA of $3.4 billion, and corporate EBITDA of $1.4 billion. The combined Company will also have attractive margins. On slide 9 you'll see that Dollar Thrifty would provide Hertz with a mid-tier value brand that is associated with leisure travel, and has strong partnerships in the value segment. If you look at the brands side by side like this, you get a feel for the growth potential from leveraging our combined brand portfolios, and unparalleled value and service reputations.

Slide 10 lists some of the financial benefits of the proposed transaction with Dollar Thrifty, which are compelling. The deal is EPS accretive to Hertz shareholders in year 1. In addition, our balance sheet would remain strong and flexible post transaction.

Slide 11 summarizes the key drivers of our increased offer price for Dollar Thrifty. The demand and growth outlook for the sector has improved as the overall economy and the travel industry have rebounded. Valuation multiples for both Hertz and Avis are higher, reflecting the improved sector outlook. Residual values for used cars have also improved, and appear sustainable in the near term.

And now to slide 12. It comes as no surprise to us that Avis appears to be bogged down at the FTC. You may recall that last August, Hertz presented its own preliminary analysis of the antitrust risk posed by a merger of either Hertz or Avis Budget with Dollar Thrifty. The presentation reviewed by key pricing data, and the results of a pricing test, gross upward pricing pressure index, or affectionately called GUPPI, which the US Government uses to evaluate the potential antitrust risk posed by merger transactions. The GUPPI test is, in effect, a screen to measure what the merger of 2 competitors might provide the merged firm with the power to raise prices on any of its product in any given market. The GUPPI results from our test last August are repeated on the next slide.

As you see on slide 13, both the pricing data and the GUPPI results presented last summer supports Hertz's view that an Avis Budget/Dollar Thrifty transaction involved greater potential antitrust risk across many more airports than did a Hertz/Dollar Thrifty merger. Not surprisingly, the FTC has spent a fair amount of time reviewing those potential risks, and it appears to us that the agency has concluded that the deal is a problem at a large number of airports. Of course, a large problem requires a large fix, and thus, it is not surprising that a year after trying, Avis has come up short in its attempt to gain FTC clearance.

I imagine there will be quite a few questions relating to deal certainly and anticipated timelines, especially based on the Avis model spending an entire year talking to the FTC with nothing to show for it. On slide 14, we've laid out the key next steps so you can easily see our roadmap to completion. First, complete the divestiture of Advantage, a process we've already commenced. Second, finalize Consent Decree with the FTC, of which we are confident. Third, commence discussions with DTG to reach a friendly, consensual deal. And finally, secure the support of DTG shareholders to approve this transaction.

I want to reiterate my earlier point that we are serious about getting this deal done, and believe we are in a position to quickly give ironclad closing certainty to both Hertz and Dollar Thrifty shareholders. Thank you for your time, and I will now take your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Rich Kwas, Wells Fargo Securities.

Rich Kwas - Wells Fargo Securities - Analyst

Could you please give us a view of what has changed here with -- why go ahead now with the offer? I think the industry people have kind of thought that Avis Budget would be able -- there would be some resolution with regards to their ability to purchase Dollar Thrifty some time in late March early April. We haven't heard anything. We're a month past -- month plus past that. What's changed on your end where you've said to go ahead and move forward?

Mark Frissora - HERTZ CORP - Chairman, CEO

I think you kind of said it, actually. We've been waiting and watching for a long time now, and after hearing the earnings calls last week, we realized that there was no progress. All the while we've been monitoring at the FTC, and we thought given the news of last week, the timing was right for us to go forward.

Rich Kwas - Wells Fargo Securities - Analyst

Do you have more conviction? You've had pretty good conviction on your end, but do you have, just based on what the extended period of time here, is that giving you more conviction that they can't go ahead and consummate this transaction?

Mark Frissora - HERTZ CORP - Chairman, CEO

Yes, it's given us more conviction on that. Whether or not they get a deal done or not will be determined on how many revenues are carved out of their deal. They don't have an offer on the table right now; there's no offer from Avis right now. In order for them to get approval from the FTC, we think it's highly likely that they have a carve-out that is very large $600 million to $700 million, versus our carve out, which will be much less, and therefore, it's easier for us to get a deal approved and faster, from antitrust clearance standpoint, an easier transaction to consummate.

Rich Kwas - Wells Fargo Securities - Analyst

And on the Advantage car value -- it's running at $290 million. Is there any additional revenue that you think you would have to divest?

Mark Frissora - HERTZ CORP - Chairman, CEO

There may be some more revenues that are possible. We'll know more from the FTC this week. We've already been in there a couple of times pitching, so feel pretty confident that we'll get it done with a small amount of revenue after that. What's small? I think that will be defined by the FTC; but feel good that the Advantage divestiture goes a long way toward satisfying them. And maybe some other select airports that we may have to talk about.

Rich Kwas - Wells Fargo Securities - Analyst

And then last question. Last year, you talked about $180 million of gross synergies over a multi-year time frame. You talked about significant or material cost savings in the presentation. Any new reason to believe that most of those are not still intact?

Mark Frissora - HERTZ CORP - Chairman, CEO

We still believe there are significant synergies that -- for the combined Companies. And still around the same areas that we discussed. Obviously, fleet is a big one, and then IT and procurement are the other 2 big areas of synergies. And so no, we still believe there are significant synergies there.

Operator
Chris Agnew, MKM Partners.

Chris Agnew - MKM Partners - Analyst

I just wanted to ask about Advantage, or if you could expand on your comments that you've initiated discussions there. And can you also frame what the level of interest was back in November and December when you started this discussions?

Mark Frissora - HERTZ CORP - Chairman, CEO

With Advantage right now, we've already -- have 5 interested parties, and we've already put together a book, and we've been working with those interested parties. Advantage is obviously a vibrant and growing brand, and we feel good about the ability to sell Advantage in a short period of time, given the level of interest and the amount of preparation that we've already gone into preparing the book and talking to several of those people already. There's a total of 8 people that have actually signed NDA's. And then we have about 5 that are actually interested and in stages of discussion.

Chris Agnew - MKM Partners - Analyst

And with respect to reaching a friendly, consensual deal with DTG -- if you were to do that, would you remain on the same timeline with this exchange offer, our would that need to change?

Mark Frissora - HERTZ CORP - Chairman, CEO

Absolutely. Definitely a friendly deal. I reached out to Scott last night and talked to him. And the timeline would be the same timeline, absolutely.

Chris Agnew - MKM Partners - Analyst

I know you don't include them the same way to cost synergies, buy you've framed before opportunities for revenue synergies with DTG. I wonder what your thoughts are there?

Mark Frissora - HERTZ CORP - Chairman, CEO

We certainly think there are revenue synergies. I think in the past we've talked about internationally the ability to expand the Thrifty franchise to multiple locations globally, as well as in Europe where we need what I would call a leisure brand. And so it would really work well in Europe. Right now we have Advantage already opened up in 8 airports, and we think Thrifty would be equally successful, if not more so, because of the brand-name recognition. So those are obvious revenue synergies.

And also, obviously it helps us to have -- for our corporate customers we are able to offer corporate customers Dollar and Hertz combined on a rate card. That puts us in an advantageous position against competition. For example, Enterprise has Enterprise International; Avis has Avis and Budget, and Advantage, in the Spartan segment, is too low-priced to be on the same rate card with Hertz with a corporate customer. This gives us -- this fills in the middle for us. It allows us to be competitive with competition out there right now where we are really uncompetitive.

Operator

Emily Shanks, Barclays Capital.

Emily Shanks - Barclays Capital - Analyst

I just had 2 quick questions around the capital structure. First, this has not changed your goal of becoming investment grade, correct?

Mark Frissora - HERTZ CORP - Chairman, CEO

No, not at all.

Emily Shanks - Barclays Capital - Analyst

And secondly, you have significant cash and ABL availability and financial flexibility to pay for this, but would you consider visiting the debt markets to fund a portion of this?

Mark Frissora - HERTZ CORP - Chairman, CEO

Absolutely. Yes, we will.

Operator

John Healy, Northcoast Research

John Healy - Northcoast Research - Analyst

I wanted to ask a little bit more about the FTC. Could you try to provide us with more color regarding the components or the process and where that lies today? There's been a lot of commentary with second requests and things along those lines. Can you share with us where you're at today; what you need to do and where things are with them?

Mark Frissora - HERTZ CORP - Chairman, CEO

Yes. In terms of second request, we really believe -- they may or may not ask us for a second request, depending on our discussions with them over the next week or 2. We have already fulfilled all of the second request requirements, so we already spent the money, and we are ready to give second request at a moment's notice. So we're in really good position to move expeditiously in the process going forward.

John Healy - Northcoast Research - Analyst

Is your experience with this process so far -- can you try to give us some color on what you think the big sticking points are maybe in terms of how they are looking at consolidation? Is it market share, is that the number brands in markets? Just trying to understand what you've learned so far.

Mark Frissora - HERTZ CORP - Chairman, CEO

We think it's 4 brands going to 3. That's one of the biggest issues. And that consolidation. They'd like to keep 4 brands out there. And then the second thing would be market share and price. So those are the second and third place things they look at. So it's all in totality.

Frankly, it's a little bit of a black box. I don't think there's a lot of factors that they consider; very holistic in the way they look at things. But I think the biggest issue that they're probably looking at right now is consolidation, going from 4 to 3.

John Healy - Northcoast Research - Analyst

And just for a clarification standpoint, have you guys put any thoughts around when you'd begin -- ready to commence the exchange offering, or is this something you are going to wait a little bit on?

Mark Frissora - HERTZ CORP - Chairman, CEO

Next week we'll be actually be commencing it.

Operator

Bill Kavaler, Oscar Gruss.

Bill Kavaler - Oscar Gruss & Son - Analyst

Couple questions. First off, if you're so convinced that Avis is not going to make it through the FTC, why not just wait?

Mark Frissora - HERTZ CORP - Chairman, CEO

Well, I think that they possibly could make it to the FTC if they are willing to carve out a large amount of assets. And if they're willing to do that, the deal becomes less financially attractive for them. Whereby with us, we are willing to do the deal, and we have carve out less assets, and we have capacity to do the deal, and it would be more attractive for us.

So headline is, we have -- it is possible for Avis to clear, probably, the FTC if they're willing to carve out and do everything the FTC wanted, and I think that's what has been taking so long. They haven't wanted to do what the FTC wanted. And if they do, do it, it becomes a large sum of assets.

Bill Kavaler - Oscar Gruss & Son - Analyst

And you said you've got 8 to NDA's. I guess this is from the previous go around? And you've got -- you went back and talked to 5 guys? Is that what happened?

Mark Frissora - HERTZ CORP - Chairman, CEO

The 8 NDA's are from this go-around.

Bill Kavaler - Oscar Gruss & Son - Analyst

From this go around. Can you characterize what kind of buyers you've got?

Mark Frissora - HERTZ CORP - Chairman, CEO

No. Can't talk about that at all. That's confidential. Obviously in discussion, and we all signed confidentiality agreements.

Operator

[Siqib Mirza], Chase Morgan.

Sam Savah - JPMorgan - Analyst

Hi this is Sam [Savah] from JPMorgan. Congratulations, and a great move. I'm just curious what if -- you've put a gun to a Avis's head. Let's say they come back and trump your bid and they offer a hell-or-high-water clause. How would you respond to that? Hell-or-high-water will clause with respect to the FTC?

Mark Frissora - HERTZ CORP - Chairman, CEO

What we're going to do is we're going to continue to pursue FTC approval, and our price will probably remain constant until we get a Consent Decree. At that point in time, that's the right time for any negotiation to go on. But it wouldn't surprise me if Avis comes back with some kind of an offer. That wouldn't surprise me. But were not in a position here to go back and forth on bidding until there's a resolution of the FTC issue. And that's what we're pushing for. So we made a tender offer. We're now going to push through FTC approval, and once we have that, we can finalize the terms and conditions of our offer.

Sam Savah - JPMorgan - Analyst

So if they come back with a higher bid, you're just going to continue to work through the FTC process and then figure it out from there?

Mark Frissora - HERTZ CORP - Chairman, CEO

That's exactly right.

Operator

Sachin Shah, CapStone Capital Global.

Sachin Shah - CapStone Global Markets - Analyst

I just wanted to clarify this accretion. So previously stated about $180 million in synergies. I want to find out how much it is right now based on the terms. And just curious to find out why you made the breakdown 80/20 and any reason why $72?

Mark Frissora - HERTZ CORP - Chairman, CEO

Those are all answered in the press release, I thought. In terms of the -- if you want to look at the synergies, we think they are significant synergies. We haven't put a number out at this time because we ended up getting into a lot of different numbers in the discussions for last time. So we think the synergies are significant.

In terms of the -- what price of $72. It's a 7.6% multiple Dollar Thrifty's LTM EBITDA for the period ended March 31, 2011. So that multiple is a premium to what they've historically traded at. In '07, they traded at 6.5.

Historically, before '07, they traded around 5.5. So we think we've given a full premium of 1 to 2 times EBITDA multiple premium given what historical multiples have been. We feel that was a fair offer our of the chute. That's kind of how we came up with it. It's a certainly an 18% premium to their 60-day average share price and 26% to their 90-day average share.

Sachin Shah - CapStone Global Markets - Analyst

So this is based on your advisors and you making the decision. This is not you talking to DTG shareholders or the Board in any way.

Mark Frissora - HERTZ CORP - Chairman, CEO

That's correct. We are not talking -- I mean we reached out to DTG and told them what we were going to do, and we're doing this on a friendly basis. But there's no merger agreement. There's nothing in place here. This is a tender exchange.

Sachin Shah - CapStone Global Markets - Analyst

Aside from the FTC, and the FTC potentially reviewing the deal if it gets to a merger agreement. What other approvals are needed?

Mark Frissora - HERTZ CORP - Chairman, CEO

Just the FTC approval is what will be needed. And then at that point in time we would hope to make negotiate a merger agreement of some sort with DTG. And then put it to a shareholder vote. And again, do this on a friendly basis. Maybe just an [exchange] offer.

Sachin Shah - CapStone Global Markets - Analyst

So just to clarify, if you were able to reach an agreement within the next few weeks, what's the soonest you can close the deal?

Mark Frissora - HERTZ CORP - Chairman, CEO

I'm not sure I heard you. Would you repeat the question?

Sachin Shah - CapStone Global Markets - Analyst

If you are able to successfully negotiate a transaction or DMA with the Board, when would be the soonest you could close the deal?

Mark Frissora - HERTZ CORP - Chairman, CEO

Q3. Same timing.

Operator

Lin Yang, United First Partners.

Lin Yang - United First Partners - Analyst

Just a quick question on the financial impact of this transaction on your leverage ratio, especially this relation to your covenants. I understand you have a covenant of 4.75 times for your senior term loan.

Mark Frissora - HERTZ CORP - Chairman, CEO

Elyse, you want to answer that? Elyse Douglas, the CFO.

Elyse Douglas - HERTZ CORP - CFO

We don't have financial leverage covenants anymore in our credit agreements, and the deal as proposed is credit neutral to slightly credit positive with the synergy.

Lin Yang - United First Partners - Analyst

So just to confirm, so the leverage ratio-- leverage ratio no longer hold for your Company

Operator

Vlad Shteynberg, Realm Partners.

Vlad Shteynberg - Realm Partners - Analyst

First of all, the synergies. Are those going to be lower than your estimates back in May of 2010 because DTG has made a bunch of the approvals to the fleet on their own? Is that a safe thing to say?

Mark Frissora - HERTZ CORP - Chairman, CEO

Synergies, again, we won't know until we get in and do the work. So I don't want to comment that they are going to be higher or lower. I want to just tell you they're significant, and we anticipate that we'll be able to deliver significant value to shareholders in this.

Vlad Shteynberg - Realm Partners - Analyst

And then what changed in your perspective on this deal since the time that you spoke about -- with reference to DTG at an investor presentation a few weeks ago where you were saying that the valuation is stretched.

Mark Frissora - HERTZ CORP - Chairman, CEO

In that conference, my comments were ambiguous, and the last thing I said was, never say never. What's changed is over the last several weeks, we have continued to monitor with the FTC as well as listen to the calls that were there last week. And those calls, and Dollar Thrifty' s call and Avis Budget calls, those calls indicated there was just a lack of progress, and we thought the timing was right for us to jump in and push through, given the lack of progress and lack of visibility of what's happening with the FTC.

Vlad Shteynberg - Realm Partners - Analyst

Any change in terms of your view on the valuation of DTG?

Mark Frissora - HERTZ CORP - Chairman, CEO

Well certainly DTG reported very good results. And while they were down 29% on earnings per share year-over-year, they increased their guidance. . So that was a very positive sign that they are doing better than anticipated in the marketplace. And so while we felt they obviously have year-over-year reductions to some extent built around some of the car sale gains that they had last year that weren't necessarily repeating this year. At the same time they've got traction on their operations in both cost control. And that traction is something we thought was positive and provided positive momentum for us to get involved

Operator

Tony [Rainer], Cantor Fitzgerald.

Tony Rainer - Cantor Fitzgerald - Analyst

Congrats on your move today. Based on what you need to divest, would that factor into the final price that you might eventually come to terms with for a deal?

Mark Frissora - HERTZ CORP - Chairman, CEO

We've kind of factored in into our pricing and the way we think about things. So yes, I would say that as we finalize our arrangements with the FTC, you always look at what assets you have to divest. You have to think about that when you think about the value creation going forward in the Company.

If I had to divest of half the assets of Dollar Thrifty or half -- or $700 million Hertz assets, obviously, that would have impact on the deal. So the answer to your question is yes, but we think we know where we're at on that. We feel confident that it's not a something that's going to hurt the transaction for us overall in terms of creating value.

Operator

Dennis Hong, Altimeter Capital.

Dennis Hong - Altimeter Capital - Analyst

Will there be a break up the associated with this deal as well?

Mark Frissora - HERTZ CORP - Chairman, CEO

No. We have negotiated no break-up fee. I think that 's something that we are not likely to negotiate, either.

Operator

William [Popper], ICAP.

William Popper - ICAP - Analyst

A couple of questions on the antitrust. First, in your estimate on the $600 million to $700 million divestitures for Avis, does that contemplate a brand?

Mark Frissora - HERTZ CORP - Chairman, CEO

What we think it could include -- yes, a third-party brand that they would bring to the table. It could -- it would be a divestiture of a Dollar Thrifty -- a Dollar Thrifty or Budget brand, so we don't know. Obviously, the FTC hasn't told us anything. But in terms of our lawyers looking at the alternative scenarios, there are multiple ones. One would be bringing in a third-party, a brand that is already recognized and having them buy selected assets. Another alternative would be to divest of 1 of those 3 brands.

William Popper - ICAP - Analyst

Can we assume that it's all corporate owned divestitures as opposed to the franchisees?

Mark Frissora - HERTZ CORP - Chairman, CEO

We would think so, but we don't know. That's something that -- it's difficult for us to imagine what the FTC is thinking there.

William Popper - ICAP - Analyst

Could you imagine them having to offer other services such as fleet buying and perhaps reservation systems?

Mark Frissora - HERTZ CORP - Chairman, CEO

Possibly.

Operator

And we have no further questions at this time.  Please continue.

Mark Frissora - HERTZ CORP - Chairman, CEO

Thanks for joining us, everyone.

Operator

All right, ladies and gentlemen, this conference will be available for replay after 10.30 AM today through May 23 at midnight. You may access the AT&T teleconference replay system at any time by dialing 1-800-475-6701 and entering the access of 203997. International participants, please dial 320-365-3844. Those numbers again are 1-800-475-6701 and 320-365-3844 with the access code of 203997. That does conclude our conference for today. Thank you for your participation and for using AT&T Teleconference. You may now disconnect.